SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On October 10, a consortium comprised of Korea Electric Power Corporation (“KEPCO”), Marubeni Corporation and four local entities, with equity interest in the consortium of 24.5%, 24.5% and 51.0%, respectively, was notified that it has been selected by the Republic of South Africa Department of Energy as the preferred bidder for the construction and operation project of a coal-fired power plant in the Republic of South Africa.

Once negotiations and financing arrangements are completed, the construction of the coal-fired power plant is expected to commence. The plant is expected to have an aggregate capacity of 630 MW, and construction is expected to take 52 months beginning in April 2017. The consortium plans to participate in the operation of the plant for a period of 30 years ending 2051. The total cost of the project is estimated to be around US$2.14 billion, of which KEPCO’s total capital investment is expected to be around US$133 million.

In connection with the project, KEPCO plans to establish a holding company and a project company in the Republic of South Africa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-Soo
Name: Kim, Jong-Soo
Title: Vice President

Date: October 11, 2016